December 14, 2009

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Epiphany Funds (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
File Nos. 333-21962; 811-138045

Dear Mr. Barrientos:

On behalf of the Registrant, this letter is a response to the comments you provided to Marc Collins with respect to the Preliminary Proxy Statement filed on December 2, 2009.  You requested additional information regarding the status of the management agreement between the Registrant and Trinity Fiduciary Partners, LLC (the "Adviser").  As indicated in the filing, the change in the ownership of the Adviser, may have resulted in a change of control and assignment of the agreement.  If a change of control occurred, then the management agreement terminated by operation of law at the time of its assignment, resulting in the Fund not having a valid agreement with the Adviser until such time at the proposed new management is approved by shareholders.  Although the Adviser has not conceded that an actual change of control occurred, the Adviser has agreed to continue to manage the Fund without compensation and has agreed to continue the expense limitation agreement.  No fees have been paid to the Adviser since the date of the change in ownership because of the expense limitation agreement.  If in the future the Adviser would be eligible for recoupment of the waived fees, the Adviser has agreed that it would not seek recoupment of the fees waived during the period between the termination of the management agreement and shareholder approval of the new management agreement.

In order to prevent such an event from occuring in the future, the Fund's Chief Compliance Officer will inquire of the Adviser on a quarterly basis if there have been, or if there are proposed, any changes to the corporate structure or ownership of the Adviser.  Previously this inquiry was made on an annual basis as part of the Rule 38a-1 compliance report or in conjunction with the renewal of the management agreement.  Your additional comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – Under the section entitled "New Management Agreement," you inquired whether provisions regarding limits on Adviser liability were consistent in the old and new management agreements, and if so, to so state.

Response 1- The provisions regarding limits on liability for the Adviser are identical in the old and new management agreements and a sentence has been added indicating such is the case.

Comment 2 – Under the section entitled "Evaluation by the Trustees," you requested additional disclosure regarding the Adviser's experience and expertise be included consistent with the Board's review of such information.

Response 2 – Additional disclosure as  been added as requested.

Comment 3 – Under the section entitled "Evaluation by the Trustees," you requested additional disclosure regarding the Fund's performance be included consistent with the Board's review of such information.

Response 3 – Additional disclosure as been added as requested.

Comment 4 – Under the section entitled "Evaluation by the Trustees," you requested additional disclosure regarding the Fund's comparative fees be included consistent with the Board's review of such information.

Response 4 – Additional disclosure as been added as requested.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Marc Collins at 513-352-6774.

Sincerely,
/s/
THOMPSON HINE LLP